Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our current and long-term liabilities and total capitalization as of December 31, 2009. The financial information in this table was extracted from our consolidated financial statements as of and for the year ended December 31, 2009, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union (“IFRS”).

As at December 31, 2009
(in millions of €)
(A) Short-term debt and current portion of long-term debt:	2,866

(B) Long-term debt:	5,961

(C) Minority Interests:	258

(D) Equity attributable to shareholders of sanofi-aventis (excluding net income):
Share capital	2,637
Additional paid-in capital and retained earnings	43,052
Treasury shares	(526)
Stock options and other share-based payments	1,696
Other items recognized directly in equity	(3,936)

Equity attributable to equity holders of sanofi-aventis (excluding net income):	42,923

Capitalization	52,008

As of the date of this report on Form 6-K, except as disclosed above, no significant change has occurred in our current and long-term liabilities and total capitalization since December 31, 2009.